Exhibit 99.1

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2017, 2016 and 2015

Almaden Minerals Ltd.

December 31, 2017, 2016 and 2015

Table of contents

Independent Auditors’ Report	1-2

Consolidated statements of financial position	3

Consolidated statements of comprehensive loss	4

Consolidated statements of cash flows	5

Consolidated statements of changes in equity	6

Notes to the consolidated financial statements	7-40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2017, 2016 and 2015 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Entity as at December 31, 2017 and 2016 and its financial performance and its cash flows for the years ended December 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Entity’s auditor since 2015.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 28, 2018

2

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2017	December 31, 2016
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 16)	16,334,534	9,770,006
Accounts receivable and prepaid expenses (Note 5)	368,963	380,898
	16,703,497	10,150,904

Non-current assets
Deposit on mill equipment (Note 9)	4,923,209	1,280,383
Property, plant and equipment (Note 10)	372,292	97,252
Exploration and evaluation assets (Note 11)	44,804,198	35,985,356
	50,099,699	37,362,991
TOTAL ASSETS	66,803,196	47,513,895

LIABILITIES
Current liabilities
Trade and other payables (Note 13)	638,001	857,823

Non-current liabilities
Deferred income tax liability (Note 17)	1,434,882	1,434,882
Total liabilities	2,072,883	2,292,705

EQUITY
Share capital (Note 12)	118,054,463	95,290,220
Reserves (Note 12)	15,528,276	13,552,101
Deficit	(68,852,426)	(63,621,131)
Total equity	64,730,313	45,221,190
TOTAL EQUITY AND LIABILITIES	66,803,196	47,513,895

Commitments (Note 18)

Subsequent events (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 28, 2018.

They are signed on the Company’s behalf by:

/s/ Duane Poliquin	/s/ Mark T. Brown
Director	Director

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Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

	Year Ended December 31,
	2017	2016	2015
	$	$	$
Expenses
Professional fees	683,915	512,659	1,089,276
Salaries and benefits (Note 13(b))	1,480,745	1,381,060	799,566
Travel and promotion	286,920	259,840	264,128
Depreciation (Note 10)	28,274	27,039	131,486
Office and license (Note 13(b))	145,965	120,972	150,844
Rent (Note 13(b))	173,891	146,759	175,583
Stock exchange fees	48,037	23,389	115,294
Insurance	55,007	60,499	70,202
Transfer agent fees	33,919	23,370	31,830
Directors’ fees (Note 13(a))	70,000	41,000	48,000
General exploration expenses (Note 13(a))	-	1,467	432,764
Share-based payments (Note 12(d)13(a))	2,693,070	1,869,010	950,740
	5,699,743	4,467,064	4,259,713

Other income (loss)
Interest and other income (Note 13(b))	654,741	550,271	303,403
Impairment of exploration and evaluation assets	-	-	(97,044)
Income on exploration and evaluation assets (Note 14)	-	-	32,920
Loss on investment in associate (Note 7)	-	-	(95,892)
Impairment of marketable securities (Note 6)	-	-	(162,000)
Impairment of investment in associate (Note 7)	-	-	(470,700)
Gain on transfer of spin-out assets (Note 2)	-	-	3,115,422
Loss on fair value of contingent shares receivable (Note 8)	-	-	(22,500)
Loss on sale of property, plant and equipment (Note 10)	(1,760)	(3,985)	(22,692)
Foreign exchange gain (loss)	(184,533)	(102,726)	129,671
	468,448	443,560	2,710,588
Loss before income taxes	(5,231,295)	(4,023,504)	(1,549,125)
Deferred income tax recovery (Note 17)	-	-	404,600
Net loss for the year	(5,231,295)	(4,023,504)	(1,144,525)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale financial assets, net of tax of $Nil	-	-	(170,640)
Reclassification adjustment relating to available-for-sale financial assets included in net loss, net of tax of $Nil	-	-	(162,812)
Other comprehensive loss for the year	-	-	(333,452)

Total comprehensive loss for the year	(5,231,295)	(4,023,504)	(1,477,977)

Basic and diluted net loss per share (Note 15)	(0.05)	(0.05)	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

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Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year Ended December 31,
	2017	2016	2015
	$	$	$
Operating activities
Net loss for the year	(5,231,295)	(4,023,504)	(1,144,525)
Items not affecting cash
Deferred income tax recovery	-	-	(404,600)
Loss on investment in associate	-	-	95,892
Depreciation	28,274	27,039	131,486
Unrealized foreign exchange	-	9,575	(1,370)
Loss on fair value of contingent shares receivable	-	-	22,500
Loss on disposal of property, plant and equipment	1,760	3,985	22,692
Impairment of marketable securities	-	-	162,000
Impairment of investment in associate	-	-	470,700
Impairment of exploration and evaluation assets	-	-	97,044
Gain on transfer of spin-out assets	-	-	(3,115,422)
Share-based payments	2,693,070	1,869,010	950,740
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	11,935	2,566	(342,649)
Trade and other payables	(178,511)	(209,807)	39,546
Net cash used in operating activities	(2,674,767)	(2,321,136)	(3,015,966)
Investing activities
Exploration and evaluation assets deposits	-	-	683
Deposit on mill equipment	(3,642,826)	(324,600)	(692,000)
Property, plant and equipment – purchase	(305,074)	(22,538)	(2,516)
Exploration and evaluation assets – costs	(8,860,153)	(5,177,485)	(3,668,974)
Net cash used in investing activities	(12,808,053)	(5,524,623)	(4,362,807)
Financing activities
Cash paid to Almadex pursuant to the plan of arrangement	-	-	(3,000,000)
Issuance of shares, net of share issue costs	19,115,418	4,091,646	8,428,953
Options exercised	1,105,290	143,490	-
Share issuance cost on cashless exercise of options (Note 12(d))	(203,232)	-	-
Warrants and finders’ warrants exercised	2,029,872	7,157,851	-
Net cash from financing activities	22,047,348	11,392,987	5,428,953

Change in cash and cash equivalents	6,564,528	3,547,228	(1,949,820)
Cash and cash equivalents, beginning of year	9,770,006	6,222,778	8,172,598
Cash and cash equivalents, end of year	16,334,534	9,770,006	6,222,778
Supplemental cash and cash equivalents information – Note 16

The accompanying notes are an integral part of these consolidated financial statements.

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Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Unaudited – Expressed in Canadian dollars)

	Share capital			Reserves
	Number of shares	Amount	Share-based payments	Warrants	AFS financial assets	Total reserves	Deficit	Total
		$	$	$	$	$	$	$
Balance, January 1, 2015	68,728,321	87,083,931	10,372,323	299,982	333,452	11,005,757	(58,453,102)	39,636,586
Share-based payments	-	-	950,740	-	-	950,740	-	950,740
Private placements, net	8,926,666	8,229,361	-	180,267	-	180,267	-	8,409,628
Transfer of net assets pursuant to spin-out	-	(11,828,963)	-	-	-	-	-	(11,828,963)
Finders' warrants issued pursuant to private placement	-	-	-	19,325	-	19,325	-	19,325
Shares issued pursuant to mill option agreement	407,997	273,358	-	-	-	-	-	273,358
Total comprehensive loss for the year	-	-	-		(332,452)	(333,452)	(1,144,525)	(1,477,977)
Balance, December 31, 2015	78,062,984	83,757,687	11,323,063	499,574	-	11,822,637	(59,597,627)	35,982,697
Share-based payments	-	-	1,869,010	-	-	1,869,010	-	1,869,010
Private placements, net	3,229,082	4,073,728	-	-	-	-	-	4,073,728
Finders' warrants issued pursuant to private placement	-	-	-	17,918	-	17,918	-	17,918
Shares issued for cash on exercise of finders’ warrants	35,200	27,104	-	-	-	-	-	27,104
Fair value of finders’ warrants transferred to share capital	-	5,984	-	(5,984)	-	(5,984)	-	-
Shares issued for cash on exercise of warrants	4,592,667	7,130,747	-	-	-	-	-	7,130,747
Shares issued for cash on exercise of stock options	182,000	143,490	-	-	-	-	-	143,490
Fair value of cash stock options transferred to share capital	-	43,180	(43,180)	-	-	(43,180)	-	-
Shares issued on cashless exercise of stock options	63,510	-	-	-	-	-	-	-
Fair value of cashless stock options transferred to share capital	-	108,300	(108,300)	-	-	(108,300)	-	-
Total comprehensive loss for the year	-	-	-	-	-	-	(4,023,504)	(4,023,504)
Balance, December 31, 2016	86,165,443	95,290,220	13,040,593	511,508	-	13,552,101	(63,621,131)	45,221,190
Share-based payments	-	-	2,693,070	-	-	2,693,070	-	2,693,070
Private placements, net	12,377,207	18,934,727	-	-	-	-	-	18,934,727
Finders' warrants issued pursuant to private placement	-	-	-	180,691	-	180,691	-	180,691
Shares issued for cash on exercise of finders’ warrants	30,472	43,205	-	-	-	-	-	43,205
Fair value of finders’ warrants transferred to share capital	-	12,797	-	(12,797)	-	(12,797)	-	-
Shares issued for cash on exercise of warrants	1,986,667	1,986,667	-	-	-	-	-	1,986,667
Shares issued for cash on exercise of stock options	1,107,000	1,105,290	-	-	-	-	-	1,105,290
Fair value of cash stock options transferred to share capital	-	496,859	(496,859)	-	-	(496,859)	-	-
Shares issued on cashless exercise of stock options	532,836	-	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(203,232)	-	-	-	-	-	(203,232)
Fair value of cashless stock options transferred to share capital	-	387,930	(387,930)	-	-	(387,930)	-	-
Total comprehensive loss for the year	-	-	-	-	-	-	(5,231,295)	(5,231,295)
Balance, December 31, 2017	102,199,625	118,054,463	14,848,874	679,402	-	15,528,276	(68,852,426)	64,730,313

The accompanying notes are an integral part of these consolidated financial statements.

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1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves and is considered to be in the exploration stage. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Plan of arrangement

On July 31, 2015, the spin-out of Almadex Minerals Limited (“Almadex”) became effective as all conditions to the statutory plan of arrangement (the “Plan of Arrangement”) were satisfied or waived.

Pursuant to the Plan of Arrangement, Almaden’s shareholders exchanged their existing common shares of Almaden and received one “new” Almaden common share and 0.6 common shares of Almadex.

The carrying value of the net assets transferred to Almadex, pursuant to the Plan of Arrangement consisted of the following assets and liabilities:

Assets:
Accounts receivable and prepaid expenses	$142,731
Marketable securities(1)	357,672
Inventory	274,768
Investment in associate	2,108,408
Reclamation deposit	30,235
Contingent shares receivable	47,100
Property, plant and equipment	622,971
Exploration and evaluation assets	2,128,240
Total assets	5,712,125
Liabilities:
Trade and other payables	(49,748)
Carrying value of net assets	5,662,377
Fair value of net assets distributed	8,777,799
Gain on transfer of spin-out assets	$3,115,422

(1) The carrying value of the marketable securities spun out on July 31, 2015, reflects their mark to market fair value less an unrealized gain formerly included in reserves representing the accumulated other comprehensive income on available-for-sale financial assets of $162,812.

7

2.	Plan of arrangement (Continued)

In accordance with IFRIC 17, Distribution of Non-cash Assets to Owners, the Company recognized the distribution of net assets to Almaden shareholders at fair value with the difference between that value and the carrying amount of the net assets recognized in the consolidated statement of comprehensive loss.

The Plan of Arrangement resulted in a reduction of share capital amounting to $11,828,963 ($8,777,799 fair value of net assets, $3,000,000 cash paid by Almaden, and $51,164 net contribution from spin-out assets).

The fair value of the net assets distributed was based on the share price of Almadex on August 14, 2015, its first day of trading, of $0.20 per share multiplied by the total number of shares issued, 43,888,992.

Under the terms of the Plan of Arrangement, each issued and outstanding Almaden option and warrant was adjusted to compensate the option and warrant holders for the assets spun-out. The exercise price paid was allocated between the Company and Almadex on the same ratio that the fair market value of the spin-out assets had, to the fair market value of the assets of the Company. See Note 12 (c) and (d).

3.	Basis of presentation

(a)       Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)       Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss, and available-for-sale, which have been measured at fair value.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2017.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

(c)       Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

8

3.	Basis of Presentation (Continued)

(d)       Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgements and estimates. The consolidated financial statements include judgements and estimates which, by their nature, are uncertain. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Notes 11 and 17).

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated annual gains or losses from income and dilution on the former investment in associate;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position (Note 4(f));

9

3.	Basis of Presentation (Continued)

(d)       Significant accounting judgments and estimates (continued)

Estimates (continued)

o	The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable (Note 4(f));

4.	Significant Accounting Policies

(a)       Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

		Jurisdiction	Nature of operations

	Puebla Holdings Inc.	Canada	holding company
	Minera Gorrion, S.A. de C.V.	Mexico	exploration company
(i)	Almaden America Inc.	USA	exploration company
(i)	Republic Resources Ltd.	Canada	service company
(i)	Ixtaca Precious Metals Inc.	Canada	holding company
(i)	Pangeon Holdings Ltd.	Canada	holding company
(i)	Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
(i)	Minera Gavilan, S.A. de C.V.	Mexico	exploration company
(i)	Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
(i)	Minera Alondra, S.A. de C.V.	Mexico	holding company

(i)             Included in consolidation until July 31, 2015 due to the Plan of Arrangement (Note 2).

Investments where the Company has the ability to exercise significant influence are accounted for using the equity method. Under this method, the Company’s share of the investee’s profit or loss is included in profit or loss and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment. The Company’s former 38.8% interest in Gold Mountain Mining Corporation was accounted for using the equity method until the Plan of Arrangement.

10

4.	Significant Accounting Policies (Continued)

(a)       Basis of consolidation (continued)

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing these consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)       Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction dates. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(c)       Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. The Company classifies its cash and cash equivalents and accounts receivable as “loans and receivables”.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

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4.	Significant Accounting Policies (Continued)

(c)       Financial instruments (continued)

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income within reserves, as equity. Where a decline in the fair value of an available for sale financial asset constitutes objective evidence of significant or prolonged decline in value, the amount of the loss is removed from equity and recognized in profit or loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose of the liability. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities - This category includes trade and other payables, all of which are recognized at amortized cost.

(d)       Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(e)       Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, and are depreciated annually on a declining-balance basis if available for use at the following rates:

Automotive equipment	30%
Furniture, fixtures and other	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Mill equipment	7%

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4.	Significant Accounting Policies (Continued)

(f)       Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received from farm-out arrangements or recovery of costs against the cost of the related claims. Acquisition costs include, but are not exclusive to land surface rights acquired. Deferred exploration costs include, but are not exclusive to geological, geophysical studies, annual mining taxes, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to profit or loss on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to profit or loss at the time of any abandonment or when it has been determined that there is evidence of an impairment.

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(iv)	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

An impairment charge may be reversed but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized. General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in profit or loss costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

13

4.	Significant Accounting Policies (Continued)

(f)       Exploration and evaluation assets (continued)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to development asset within property, plant and equipment.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.

Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to profit or loss. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(g)       Impairment of property, plant and equipment

Property, plant and equipment are reviewed for impairment at least annually, or if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount by way of recording an impairment charge to profit or loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized.

14

4.	Significant Accounting Policies (Continued)

(h)       Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)       Share-based payments

The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

15

4.	Significant Accounting Policies (Continued)

(j)       Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company, in addition to the proportionate amount of reserves originally created at the issuance of the stock options or warrants. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and common share purchase warrants based on the residual value method. Under this method, the proceeds are allocated to common shares based on the fair value of a common share at the announcement date of the unit offering and any residual remaining is allocated to common share purchase warrants.

(k)       Reclamation and closure cost obligations

Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted for the market discount rate.

Over time the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(l)       Net loss per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares (Note 15).

16

4.	Significant Accounting Policies (Continued)

(m)       Application of new and revised accounting standards effective January 1, 2017

The following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2017:

IFRS 7: Amended to require additional disclosures on transition from IAS 39 and IFRS 9.

(n)       Future accounting standards

Certain pronouncements were issued by the IASB or IFRIC but are not yet effective as at December 31, 2017. The Company intends to adopt these standards and interpretations when they become effective. The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

The following are the accounting standards issued but not yet effective.

Revenue recognition

IFRS 15 - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company expects no impact on its consolidated financial statements upon adoption of this standard.

Financial instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has determined that the adoption of this standard will not have a significant impact on its future consolidated financial statements.

17

4.	Significant Accounting Policies (Continued)

(n)       Future accounting standards (continued)

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

5.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2017	2016
Accounts receivable (Note 13(b))	$243,971	$248,379
Prepaid expenses	124,992	132,519
	$368,963	$380,898

At December 31, 2017, the Company has recorded value added taxes of $444,729 (2016 - $248,142) included in exploration and evaluation assets as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 11).

6.	Marketable Securities

The Company formerly held marketable securities consisting of equity securities of publicly traded companies, which were designated as available-for-sale, and valued at fair value. During the year ended December 31, 2015, the Company determined that $162,000 of unrealized losses previously recorded in other comprehensive income was a result of significant or prolonged losses. These assets were transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

18

7.	Investment in Associate

Gold Mountain Mining Corporation (“Gold Mountain”)

The Company formerly held 26,750,000 common shares of Gold Mountain. The Company accounted for this investment using the equity method as the Company had determined that significant influence existed. The Company had recorded its equity share of Gold Mountain’s loss during the year ended December 31, 2015 in the amount of $95,892. During the year ended December 31, 2015, the Company wrote down its investment in associate to its fair value and recorded impairment charges of $470,700 as the decline in value was considered significant and prolonged. The investment in associate was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

The continuity of the Company’s investment in associate for the year ended December 31, 2015 is as follows:

2015
Balance, beginning of year	$2,675,000
Company’s share of net loss	(95,892)
Impairment	(470,700)
Transfer to Almadex	(2,108,408)
Balance, end of year	$-

8.	Contingent Shares Receivable

(a)           Gold Mountain Mining Corporation

The Company formerly held contingent shares receivable in Gold Mountain. During the year ended December 31, 2015, a gain on fair value adjustment of $Nil was recorded. This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(b)           Goldgroup Mining Inc.

The Company formerly held contingent shares receivable in Goldgroup Mining Inc. During the year ended December 31, 2015, a loss on fair value adjustment of $22,500 was recorded. This asset was transferred to Almadex as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

19

9.	Deposit on mill equipment

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement (the “Agreement’) to acquire the Rock Creek mill. Pursuant to the Agreement, Almaden has the exclusive right and option to purchase the mill for total cash payments of US$6,500,000, plus the issuance of 407,997 common shares (issued with a fair value of $273,358), subject to adjustment in certain circumstances (the “Option”).

In order to exercise the Option, Almaden must make option payments according to the following schedule:

Date	Payment Status	USD	CAD
October 21, 2015	Cash paid	$250,000	$346,000
November 25, 2015	407,997 shares issued		273,358
December 29, 2015	Cash paid	250,000	346,000
December 31, 2015			965,358
March 17, 2016	Cash paid	250,000	324,600
Unrealized foreign exchange loss on deposit on mill equipment			(9,575)
December 31, 2016			$1,280,383

June 13, 2017	Cash paid	2,000,000	2,647,600
Mill Deposit			3,927,983
Mill Mobilization Deposit
April 5, 2017	Cash paid	$350,000	469,385
July 19, 2017	Cash paid	$417,500	525,841
			995,226
December 31, 2017			$4,923,209

In order to exercise the Option, Almaden must make a final option payment on or before June 15, 2018 for $3,750,000 USD ($4,704,375 CAD). The payments are not refundable upon termination of the option.

The Company has begun a mobilization plan to move the Rock Creek mill from Nome, Alaska to Mexico. A deposit of $995,226 ($767,500 USD) was paid during the period ended December 31, 2017 to set up camp for the dismantlement of the mill.

20

10.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2016	146,569	135,064	231,451	185,263	51,760	245,647	-	995,754
Additions	-	19,029	15,748	4,300	-	66,045	199,952	305,074
Disposals	(36,529)	-	-	-	-	-	-	(36,529)
December 31, 2017	110,040	154,093	247,199	189,563	51,760	311,692	199,952	1,264,299

Accumulated depreciation
December 31, 2016	144,559	131,569	204,742	155,024	48,766	213,842	-	898,502
Disposals	(34,769)	-	-	-	-	-	-	(34,769)
Depreciation	250	2,915	8,960	9,187	600	6,362	-	28,274
December 31, 2017	110,040	134,484	213,702	164,211	49,366	220,204	-	892,007

Carrying amounts
December 31, 2016	2,010	3,495	26,709	30,239	2,994	31,805	-	97,252
December 31, 2017	-	19,609	33,497	25,352	2,394	91,488	199,952	372,292

During the year ended December 31, 2017, the Company disposed property, plant and equipment for $Nil proceeds and recorded a loss on disposal of property, plant and equipment of $1,760.

The Company has acquired containers to begin a mobilization plan to move the Rock Creek mill (Note 9) from Nome, Alaska to Mexico. As at December 31, 2017, container costs of $199,952 are recorded in property, plant and equipment and will be depreciated when the mill equipment is in the condition and location ready for use.

21

10.	Property, plant and equipment (Continued)

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2015	174,462	135,064	218,166	176,010	51,760	245,647	1,001,109
Additions	-	-	13,285	9,253	-	-	22,538
Disposals	(27,893)	-	-	-	-	-	(27,893)
December 31, 2016	146,569	135,064	231,451	185,263	51,760	245,647	995,754

Accumulated depreciation
December 31, 2015	167,604	130,695	198,221	144,943	48,018	205,890	895,371
Disposals	(23,908)	-	-	-	-	-	(23,908)
Depreciation	863	874	6,521	10,081	748	7,952	27,039
December 31, 2016	144,559	131,569	204,742	155,024	48,766	213,842	898,502

Carrying amounts
December 31, 2015	6,858	4,369	19,945	31,067	3,742	39,757	105,738
December 31, 2016	2,010	3,495	26,709	30,239	2,994	31,805	97,252

During the year ended December 31, 2016, the Company disposed property, plant and equipment for $Nil proceeds and recorded a loss on disposal of property, plant and equipment of $3,985 in the consolidated statements of comprehensive loss.

22

11.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2016)	4,780,570	1	4,780,571
Additions	2,757,007	-	2,757,007
Closing balance - (December 31, 2017)	7,537,577	1	7,537,578
Deferred exploration costs:
Opening balance - (December 31, 2016)	31,204,785	-	31,204,785
Costs incurred during the period
Drilling and related costs	1,053,771	-	1,053,771
Professional/technical fees	112,191	-	112,191
Claim maintenance/lease costs	160,251	-	160,251
Geochemical, metallurgy	746,103	-	746,103
Technical studies	1,698,055	-	1,698,055
Travel and accommodation	390,927	-	390,927
Geology, geophysics and exploration	795,731	-	795,731
Supplies and misc.	118,015	-	118,015
Water exploration	7,981	-	7,981
Environmental	534,081	-	534,081
Value-added tax (Note 5)	444,729	-	444,729
Total deferred exploration costs during the period	6,061,835	-	6,061,835
Closing balance - (December 31, 2017)	37,266,620	-	37,266,620
Total exploration and evaluation assets	44,804,197	1	44,804,198

23

11.	Exploration and evaluation assets (Continued)

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2015)	3,202,134	1	3,202,135
Additions	1,578,436	-	1,578,436
Closing balance - (December 31, 2016)	4,780,570	1	4,780,571
Deferred exploration costs:
Opening balance - (December 31, 2015)	27,335,875	-	27,335,875
Costs incurred during the period
Drilling and related costs	666,210	-	666,210
Professional/technical fees	139,916	-	139,916
Claim maintenance/lease costs	138,901	-	138,901
Geochemical, metallurgy	611,344	-	611,344
Technical studies	1,048,807	-	1,048,807
Travel and accommodation	273,178	-	273,178
Geology, geophysics and exploration	489,919	-	489,919
Supplies and misc.	31,636	-	31,636
Water exploration	97,232	-	97,232
Reclamation, environmental	123,625	-	123,625
Value-added tax (Note 5)	248,142	-	248,142
Total deferred exploration costs during the period	3,868,910	-	3,868,910
Closing balance - (December 31, 2016)	31,204,785	-	31,204,785
Total exploration and evaluation assets	35,985,355	1	35,985,356

During the year ended December 31, 2016, the Company entered into two option agreements to secure land holdings on the Tuligtic project. The Company has the option to acquire a 100% ownership of two land holdings for total cash payments of $25,000,000 Mexico pesos (MXN) as follows:

Dates	Payments (MXN)	CAD	Payment Status
November 28, 2016	$10,000,000	$651,200	Paid
November 28, 2018	$15,000,000	$976,500	Outstanding

Payments are not refundable upon termination of the option agreement.

24

11.	Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)       Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)       Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

12.	Share capital and reserves

(a)       Authorized share capital

At December 31, 2017, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)       Details of private placement and other issues of common shares in 2017, 2016 and 2015

On June 1, 2017, the Company closed a bought deal private placement by the issuance of 9,857,800 units at a price of $1.75 per unit for gross proceeds of $17,251,150. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.45 per share until June 1, 2020. Share issue costs included a finder’s fee of $1,035,069 in cash, and finders’ warrants to purchase up to 295,734 common shares at a price of $2.00 per common share until June 1, 2019. The fair value of the finders’ warrants was $171,526. In connection with the private placement, the Company also incurred $296,823 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On February 7, 2017, the Company closed a non-brokered private placement by the issuance of 2,519,407 units at a price of $1.35 per unit for gross proceeds of $3,401,199. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until August 7, 2019. Share issue costs included a finder’s fee of $88,631 in cash, and finders’ warrants to purchase up to 17,911 common shares at a price of $1.35 per common share until August 7, 2019. The fair value of the finders’ warrants was $9,165. In connection with the private placement, the Company also incurred $116,408 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

25

12.	Share capital and reserves (Continued)

(b)       Details of private placement and other issues of common shares in 2017, 2016 and 2015 (continued)

On May 25, 2016, the Company closed a non-brokered private placement by the issuance of 3,229,082 units at a price of $1.35 per unit for gross proceeds to the Company of $4,359,260. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until November 25, 2018. Share issue costs included a finder’s fee of $147,925 in cash, and finders’ warrants to purchase up to 45,944 common shares at a price of $1.44 per common share until November 25, 2018. The fair value of the finders’ warrants was $17,918. In connection with the private placement, the Company also incurred $119,689 in share issue costs. These amounts were recorded as reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On November 25, 2015, the Company issued 407,997 common shares at a fair value of $0.67 per share as a payment for the Mill Purchase Option Agreement (Note 9).

On November 17, 2015, the Company closed a non-brokered private placement by the issuance of 4,506,666 units at a price of $0.75 per unit for gross proceeds to the Company of $3,380,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $1.00 per share until November 17, 2017. A finder’s fee of $73,550 in cash and finder’s warrants to purchase up to 35,200 common shares at a price of $0.77 per common share until November 17, 2017 was paid on a portion of the placement. The fair value of the finders’ warrants was $5,984. In connection with the private placement, the Company also incurred $43,075 share issue costs. $3,199,733 of the proceeds from the private placement was allocated to share capital, and $180,267 to the warrants under the residual value method.

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the Company of $5,525,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016. A finder’s fee of $212,626 in cash and finder’s warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement. The fair value of the finders’ warrants was $13,341. In connection with the private placement, the Company also incurred $146,796 share issue costs. The proceeds of the private placement were allocated entirely to share capital.

26

12.	Share capital and reserves (Continued)

(c)       Warrants

The continuity of warrants for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Exercise	Dec 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
November 17, 2017	$1.00	2,036,667	-	(1,986,667)	(50,000)	-
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	45,944	-	(22,972)	-	22,972
June 1, 2019	$2.00	-	295,734	-	-	295,734
August 7, 2019	$2.00	-	1,259,704	-	-	1,259,704
August 7, 2019	$1.35	-	17,911	(7,500)	-	10,411
June 1, 2020	$2.45	-	4,928,900	-	-	4,928,900
Warrants outstanding and exercisable		3,697,152	6,502,249	(2,017,139)	(50,000)	8,132,262
Weighted average exercise price		$1.44	$2.34	$1.01	$1.00	$2.27

The weighted average remaining life of warrants outstanding at December 31, 2017 was 1.95 years (2016 – 1.34 years).

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2015	Issued	Exercised	cancelled	2016
February 11, 2016	$1.76	2,210,000	-	-	(2,210,000)	-
February 11, 2016	$1.12	49,410	-	-	(49,410)	-
July 17, 2016	$1.58	4,376,000	-	(4,376,000)	-	-
July 17, 2016	$1.32	186,000	-	-	(186,000)	-
November 17, 2017	$1.00	2,253,334	-	(216,667)	-	2,036,667
November 17, 2017	$0.77	35,200	-	(35,200)	-	-
November 25, 2018	$2.00	-	1,614,541	-	-	1,614,541
November 25, 2018	$1.44	-	45,944	-	-	45,944
Warrants outstanding and exercisable		9,109,944	1,660,485	(4,627,867)	(2,445,410)	3,697,152
Weighted average exercise price		$1.47	$1.98	$1.55	$1.71	$1.44

	Exercise		December 31,			Expired/	December 31,
Expiry date	price		2014	Issued	Exercised	cancelled	2015
August 1, 2015		$1.50	48,000	-	-	(48,000)	-
August 1, 2015		$2.00	2,000,000	-	-	(2,000,000)	-
July 17, 2016	*	$1.58	4,376,000	-	-	-	4,376,000
July 17, 2016	*	$1.32	186,000	-	-	-	186,000
February 11, 2016	*	$1.76	-	2,210,000	-	-	2,210,000
February 11, 2016	*	$1.12	-	49,410	-	-	49,410
November 17, 2017		$1.00	-	2,253,334	-	-	2,253,334
November 17, 2017		$0.77	-	35,200	-	-	35,200
Warrants outstanding and exercisable			6,610,000	4,547,944	-	(2,048,000)	9,109,944
Weighted average exercise price			$1.70	$1.37	-	$1.99	$1.47

* On August 28, 2015, the Company adjusted the exercise price on outstanding warrants proportionately to reflect the value transferred to Almadex.

27

12.	Share capital and reserves (Continued)

(c)       Warrants (continued)

The weighted average fair value of finders’ warrants granted during the years ended December 31, 2017, 2016 and 2015 calculated using the Black-Scholes model at the issue dates, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
295,734	June 1, 2017	$0.58	0.71%	2	66.26%	$Nil
17,911	February 7, 2017	$0.51	0.72%	2.50	61.54%	$Nil
45,944	May 25, 2016	$0.39	0.59%	2	55.53%	$Nil
35,200	November 17, 2015	$0.17	0.38%	2	47.77%	$Nil
49,410	February 11, 2015	$0.27	0.56%	1	40.83%	$Nil

(d)       Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2017, the Company had reserved 929,963 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2017, 2016 and 2015 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

28

12.	Share capital and reserves (Continued)

(d)       Share purchase option compensation plan (Continued)

The continuity of stock options for the year ended December 31, 2017, 2016 and 2015 are as follows:

Expiry date	Exercise price	Dec 31, 2016	Granted	Exercised		Expired	December 31, 2017
January 6, 2017	$0.98	1,180,000	-	(1,180,000	)(i)	-	-
May 4, 2017	$1.91	175,000	-	(75,000)		(100,000)	-
June 8, 2017	$1.98	75,000	-	-		(75,000)	-
August 26, 2017	$0.74	1,310,000	-	(1,310,000	)(i)	-	-
September 11, 2017	$2.31	500,000	-	-		(500,000)	-
November 22, 2017	$2.22	100,000	-	-		(100,000)	-
April 4, 2018	$1.74	90,000	-	-		-	90,000
May 6, 2018	$1.41	100,000	-	-		-	100,000
June 8, 2018	$1.44	1,915,000	-	-		-	1,915,000
June 18, 2018	$1.46	250,000	-	-		-	250,000
June 29, 2018	$1.71	15,000	-	-		-	15,000
August 9, 2018	$1.91	491,000	-	-		-	491,000
September 15, 2018	$1.85	170,000	-	-		-	170,000
December 11, 2018	$0.72	724,000	-	(134,000	)(i)	-	590,000
December 11, 2018	$1.68	150,000	-	-		-	150,000
December 11, 2018	$1.80	20,000	-	-		-	20,000
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	-	207,000	-		-	207,000
May 4, 2019	$1.99	-	175,000	-		-	175,000
May 19, 2019	$1.84	-	75,000	-		-	75,000
June 12, 2019	$1.89	-	75,000	-		-	75,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	-	1,427,000	-		-	1,427,000
September 19, 2019	$1.40	-	1,160,000	-		-	1,160,000
April 30, 2020	$1.53	-	500,000	-		-	500,000
April 30, 2020	$1.14	-	100,000	-		-	100,000
September 30, 2020	$1.25	-	1,195,000	-		-	1,195,000
Options outstanding and exercisable		7,850,000	4,914,000	(2,699,000)		(775,000)	9,290,000
Weighted average exercise price		$1.29	$1.39	$0.88		$2.21	$1.39

(i)	In accordance with the Company’s stock option plan, options holders exercised 350,000; 1,150,000 and 92,000 stock options on a cashless basis at an exercise price of $0.98, $0.74 and $0.72 respectively. The total number of shares issued in connection with the cashless exercise of options was 532,836.

29

12.	Share capital and reserves (Continued)

(d)       Share purchase option compensation plan (Continued)

The weighted average remaining life of stock options outstanding at December 31, 2017 was 1.33 years (2016 – 1.13 years).

Expiry date	Exercise price		Dec 31, 2015	Granted	Exercised		Expired / cancelled	Dec 31, 2016
May 6, 2016	*	$1.33	65,000	-	-		(65,000)	-
June 8, 2016	*	$2.89	2,145,000	-	-		(2,145,000)	-
July 14, 2016	*	$1.37	130,000	-	(120,000	)(i)	(10,000)	-
August 15, 2016	*	$2.57	150,000	-	-		(150,000)	-
October 10, 2016	*	$1.23	150,000	-	(150,000	)(i)	-	-
January 6, 2017	*	$0.98	1,180,000	-	-		-	1,180,000
May 4, 2017	*	$1.91	200,000	-	-		(25,000)	175,000
June 8, 2017	*	$1.98	75,000	-	-		-	75,000
August 26, 2017	*	$0.74	1,445,000	-	(135,000)		-	1,310,000
September 11, 2017	*	$2.31	500,000	-	-		-	500,000
November 22, 2017	*	$2.22	100,000	-	-		-	100,000
April 4, 2018	*	$1.74	90,000	-	-		-	90,000
May 6, 2018		$1.41	-	100,000	-		-	100,000
June 8, 2018		$1.44	-	1,915,000	-		-	1,915,000
June 18, 2018	*	$1.46	250,000	-	-		-	250,000
June 29, 2018		$1.71	-	15,000	-		-	15,000
August 9, 2018		$1.91	-	491,000	-		-	491,000
September 15, 2018		$1.85	-	170,000	-		-	170,000
December 11, 2018		$0.72	756,000	-	(32,000)		-	724,000
December 11, 2018		$1.68	-	150,000	-		-	150,000
December 11, 2018		$1.80	-	20,000	-		-	20,000
January 2, 2019	*	$1.04	375,000	-	-		-	375,000
July 2, 2019	*	$1.32	150,000	-	-		-	150,000
July 2, 2019		$1.19	-	60,000	-		-	60,000
Options outstanding and exercisable			7,761,000	2,921,000	(437,000)		(2,395,000)	7,850,000
Weighted average exercise price			$1.65	$1.55	$1.08		$2.81	$1.29

(i)	In accordance with the Company’s stock option plan, options holders exercised 105,000 and 150,000 stock options on a cashless basis at an exercise price of $1.37 and $1.23. The total number of shares issued in connection with the cashless exercise of options was 63,510.

30

12.	Share capital and reserves (Continued)

(d)       Share purchase option compensation plan (Continued)

Expiry date	Exercise price		December 31, 2014	Granted	Exercised	Expired / cancelled	December 31, 2015
January 4, 2015		$1.14	970,000	-	-	(970,000)	-
February 22, 2015		$2.26	20,000	-	-	(20,000)	-
April 25, 2015		$1.67	25,000	-	-	(25,000)	-
June 21, 2015		$1.00	140,000	-	-	(140,000)	-
July 16, 2015		$0.92	200,000	-	-	(200,000)	-
August 27, 2015		$2.22	205,000	-	-	(205,000)	-
September 20, 2015	*	$2.34	100,000	-	-	(100,000)	-
November 22, 2015	*	$2.40	75,000	-	-	(75,000)	-
May 6, 2016	*	$1.33	65,000	-	-	-	65,000
June 8, 2016	*	$2.89	2,270,000	-	-	(125,000)	2,145,000
July 14, 2016	*	$1.37	150,000	-	-	(20,000)	130,000
August 15, 2016	*	$2.57	150,000	-	-	-	150,000
October 10, 2016	*	$1.23	150,000	-	-	-	150,000
January 6, 2017	*	$0.98	-	1,180,000	-	-	1,180,000
May 4, 2017	*	$1.91	225,000	-	-	(25,000)	200,000
June 8, 2017	*	$1.98	75,000	-	-	-	75,000
August 26, 2017	*	$0.74	-	1,445,000	-	-	1,445,000
September 11, 2017	*	$2.31	500,000	-	-	-	500,000
November 22, 2017	*	$2.22	100,000	-	-	-	100,000
April 4, 2018	*	$1.74	90,000	-	-	-	90,000
June 18, 2018	*	$1.46	250,000	-	-	-	250,000
December 11, 2018		$0.72	-	756,000	-	-	756,000
January 2, 2019	*	$1.04	375,000	-	-	-	375,000
July 2, 2019	*	$1.32	150,000	-	-	-	150,000
Options outstanding and exercisable			6,285,000	3,381,000	-	(1,905,000)	7,761,000
Weighted average exercise price			$2.05	$0.82	-	$1.48	$1.65

* On August 20, 2015, the Company adjusted the exercise price on outstanding stock options proportionately to reflect the value transferred to Almadex. The weighted average exercise price as at December 31, 2014 changed, from $2.29 to $2.05.

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12.	Share capital and reserves (Continued)

(d)       Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the years ended December 31, 2017, 2016 and 2015, calculated using the Black-Scholes model at grant date, are as follows:

Weighted average assumptions used

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
1,195,000	December 22, 2017	$0.62	1.71%	3	65.20%	$Nil
100,000	November 23, 2017	$0.50	1.46%	3	63.93%	$Nil
500,000	September 12, 2017	$0.55	1.59%	2.5	63.12%	$Nil
1,160,000	August 25, 2017	$0.48	1.24%	2	62.80%	$Nil
75,000	June 12, 2017	$0.63	0.88%	2	65.95%	$Nil
75,000	May 19, 2017	$0.60	0.72%	2	65.65%	$Nil
175,000	May 4, 2017	$0.63	0.71%	2	65.77%	$Nil
207,000	March 17, 2017	$0.47	0.80%	2	61.28%	$Nil
1,427,000	January 11, 2017	$0.54	0.75%	2	68.94%	$Nil
60,000	December 21, 2016	$0.42	0.83%	2	70.18%	$Nil
20,000	November 2, 2016	$0.69	0.54%	2	68.31%	$Nil
150,000	October 6, 2016	$0.57	0.60%	2	68.47%	$Nil
170,000	September 15, 2016	$0.70	0.58%	2	68.08%	$Nil
491,000	August 9, 2016	$0.76	0.50%	2	67.52%	$Nil
15,000	June 29, 2016	$0.87	0.54%	2	66.44%	$Nil
1,915,000	June 8, 2016	$0.62	0.54%	2	64.68%	$Nil
100,000	May 6, 2016	$0.52	0.54%	2	63.84%	$Nil
756,000	December 11, 2015	$0.29	0.40%	3	55.79%	$Nil
1,445,000	August 26, 2015	$0.20	0.53%	2	58.76%	$Nil
1,180,000	January 6, 2015	$0.37	0.56%	2	52.37%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2017 was $2,693,070 (2016 - $1,869,010; 2015 -$950,740)

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13.	Related party transactions and balances

(a)       Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Almadex (Note 13 (b)) is as follows:

	December 31,	December 31,	December 31,
	2017	2016	2015

Salaries and benefits	$813,400	$755,475	$740,208	(i)
Share-based payments	2,216,170	1,537,060	725,165
Directors’ fees	70,000	41,000	48,000
	$3,099,570	$2,333,535	$1,513,373

(i)	For the year ended December 31, 2015, Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $193,333 for geological services provided to the Company and is recorded in general exploration expenses. The services agreement with Hawk Mountain was terminated effective December 31, 2015. Effective January 1, 2016, the Company entered into an employment contract with the Chairman directly.

(b)       Almadex Minerals Ltd (“Almadex”)

Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement.

During the year ended December 31, 2017, the Company received $499,798 (2016 - $464,498; 2015 - $181,405) from Almadex for administrative services fees included in other income.

At December 31, 2017, the Company accrued $153,038 (2016 - $63,429) payable to Almadex for drilling equipment rental services in Mexico.

At December 31, 2017, included in accounts receivable is $195,551 (2016 - $149,429) due from Almadex in relation to administrative expenses recoveries.

(c)       Other related party transactions

During the year ended December 31, 2017, the Company paid a company controlled by a Director of the Company, $Nil (2016 - $Nil; 2015 - $1,200) for administrative services provided to the Company.

During the year ended December 31, 2017, the Company employed the Chairman’s daughter for a salary of $43,800 less statutory deductions (2016 - $38,800; 2015 - $43,225) for marketing and administrative services provided to the Company.

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14.	Income on Exploration and Evaluation Assets

Income on exploration and evaluation assets is comprised of the following:

Year ended December 31,
2017	2016	2015
$-	$-	$32,920
$-	$-	$32,920

During the year ended December 31, 2015, the Company received a 2014 British Columbia Mining Exploration Tax Credit (“BCMETC”) refund from the formerly held Merit projects in British Columbia, Canada.

15.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2017 was based on the loss attributable to common shareholders of $5,231,295 (2016 - $4,023,504; 2015 - $1,144,525) and a weighted average number of common shares outstanding of 95,873,417 (2016 – 82,322,754, 2015 – 73,248,803)

The calculation of diluted net loss per share for the year ended December 31, 2017, 2016 and 2015 did not include the effect of stock options and warrants as they are anti-dilutive.

34

16.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2017	December 31, 2016	December 31, 2015

Exploration and evaluation assets expenditures included in trade and other payables	$493,943	$535,254	$265,393
Contribution from spin-out assets; recognition of Exploration and evaluation cost reclassified from share capital	-	-	184,169
Residual value of warrants classified to reserves from share capital	-	-	180,267
Fair value of finders’ warrants	180,691	17,918	19,325
Fair value of shares issued pursuant to mill option agreement	-	-	273,358
Fair value of finders’ warrants transferred to share capital on exercise of finders’ warrants	12,797	5,984	-
Fair value of cash stock options transferred to share capital on exercise of options	496,859	43,180	-
Fair value of cashless stock options transferred to share capital on exercise of options	387,930	108,300	-

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2017	December 31, 2016

Cash	$1,449,184	$1,427,306
Term Deposits	14,885,350	8,342,700
	$16,334,534	$9,770,006

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17.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2017	December 31, 2016	December 31, 2015
Loss before income taxes	$(5,231,295)	$(4,023,504)	$(1,549,125)
Statutory rate	26.00%	26.00%	26.00%

Expected income tax	(1,360,137)	(1,046,111)	(402,773)
Effect of different tax rates in foreign jurisdictions	9,728	343	(8,855)
Non-deductible share-based payments	700,198	485,943	247,192
Other permanent items	3,360	2,022	213,166
Change in deferred tax assets not recognized	1,921,226	3,518,776	(574,942)
Impact of change in tax rates	(348,020)	-	-
Impact of change in expected manner of recovery	-	853,274	(306,411)
Share issuance costs	(399,602)	(39,241)	(21,723)
True-ups and other	(526,753)	(3,775,006)	449,746
Deferred income tax (recovery) expenses	$-	$-	$(404,600)

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been remeasured to reflect the increase in the Company’s combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

(b)	The Company’s deferred income tax recovery and deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project. As a consequence of the Company’s spin-out (Note 2), management has determined that the Company will most likely recover the carrying amount of the Tuligtic property through use rather than through sale. Before the spin-out was planned, it was management’s expectation that the carrying amount of the Tuligtic property would be recovered through sale rather than through use. Given this change in expected manner of recovery, the Company has reflected the tax impacts in the financial statements.

The significant components of deferral income taxes assets (liabilities) are as follows:

	December 31, 2017	December 31, 2016

Deferred tax assets
Non-capital losses	$4,282,555	$4,570,832

Deferred tax liabilities
Exploration and evaluation assets	(5,717,437)	(6,005,714)

Net deferred tax liabilities	$(1,434,882)	$(1,434,882)

36

17.	Income Taxes (Continued)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2017	December 31, 2016

Non-capital loss carry forwards	$17,803,193	$13,238,619
Capital loss carry forwards	24,538,993	24,538,993
Exploration and evaluation assets	8,221,842	8,221,842
Share issue costs	1,778,234	548,690
Property, plant and equipment	10,127	33,492
Cumulative eligible capital deduction	507,429	545,623
Investment tax credit	239,849	239,849
	$53,099,667	$47,367,108

At December 31, 2017, the Company had operating loss carry forwards available for tax purposes in Canada of $15,706,045 (2016 - $13,184,889) which expire between 2032 and 2037 and in Mexico of $16,378,174 (2016 - $15,415,208) which expire between 2022 and 2027.

18.	Commitments

The Company has entered into a new operating lease for office premises effective April 1, 2017 through to March 31, 2022.

As at December 31, 2017, the remaining payments for executive contracts and the operating lease are due as follows:

	2018	2019	2020	2021	2022	Total

Office lease	$148,410	$150,884	$154,182	$155,006	$38,752	$647,234
Executive contracts	575,000	240,000	240,000	240,000	-	1,295,000
	$723,410	$390,884	$394,182	$395,006	$38,752	$1,942,234

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19.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments. Refer to Note 4(c) regarding classification of these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2017, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$3,578,279	$97,264
Accounts receivable and prepaid expenses	4,019	-
Total assets	$3,582,298	$97,264

Trade and other payables	$183,904	$194,083
Total liabilities	$183,904	$194,083

Net assets	$3,398,394	$(96,819)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $340,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $10,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions, located in both Canada and Mexico. Cash equivalents mature at various dates during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

38

19.	Financial instruments (Continued)

(b)	Credit risk (Continued)

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2017, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company’s net loss by $149,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

39

20.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

21.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2017	December 31, 2016
Canada	$366,450	$89,950
United States	4,923,209	1,280,383
Mexico	44,810,040	35,992,658
	$50,099,699	$37,362,991

22.	Subsequent events

On February 7, 2018, the Company granted to employees, officers and directors, pursuant to its stock option plan, 300,000 stock options at exercise price of $1.11 per share expiring on February 7, 2021.

40